UNITED STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 1-9700

A.	Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN 211 Main Street San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION 211 Main Street San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlanTM Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2019 and 2018, have been prepared in accordance with the financial reporting requirements of ERISA.

SchwabPlanTM
Retirement Savings
and Investment Plan
EIN: 94-3025021
Plan Number: 002

Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019, Supplemental
Schedules as of and for the Year Ended December 31, 2019 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements as of December 31, 2019 and 2018 and for the Year Ended December 31, 2019	4 - 9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019	10

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions
for the Year Ended December 31, 2019	11

EXHIBIT INDEX	12

SIGNATURE	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of SchwabPlanTM Retirement Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SchwabPlan Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules listed in the Table of Contents as of and for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
San Francisco, California
June 11, 2020
We have served as the auditor of the Plan since 1999.

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SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available For Benefits

December 31,	2019	2018
Assets
Investments — at fair value:
Mutual funds	$2,671,073,671	$2,122,965,309
Self-directed brokerage accounts	976,840,742	767,854,353
Common stock funds of The Charles Schwab Corporation	523,357,683	498,330,001
Cash and cash equivalent	141,322,552	139,193,695
Total investments	4,312,594,648	3,528,343,358

Receivables:
Participant notes receivable	61,163,727	57,064,333
Accrued dividends and interest	787,377	649,829
Total receivables	61,951,104	57,714,162
Total assets	4,374,545,752	3,586,057,520

Liabilities
Total liabilities	—	—
Net Assets Available for Benefits	$4,374,545,752	$3,586,057,520

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes In Net Assets Available for Benefits

Year Ended December 31,	2019
Additions to Net Assets Available for Benefits
Investment income:
Net appreciation in fair value of investments	$590,302,008
Dividends and interest	110,930,599
Total net investment income	701,232,607

Contributions:
Participants’ salary deferral and rollover	274,322,832
Net employer contributions	117,445,150
Total contributions	391,767,982
Interest income on participant notes receivable	2,971,136
Total additions to Net Assets Available for Benefits	1,095,971,725

Deductions from Net Assets Available for Benefits
Distributions to participants	(306,101,983)
Administrative expenses	(1,381,510)
Net increase in Net Assets Available for Benefits	788,488,232

Net Assets Available For Benefits
Beginning of year	3,586,057,520
End of year	$4,374,545,752

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

1.     Plan Description

The following description of the SchwabPlanTM Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2019, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. See Note 7 for additional information on 2020 temporary changes impacting the Plan.

The Plan is a 401(k) salary deferral program sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program upon their hire date. Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($19,000 for 2019). Such contributions may be matched by CSC’s contribution (Basic Match) equal to $250 on the first dollar contributed and 100 percent of salary deferred, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach the age 50 or older before the end of the calendar year to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($6,000 for 2019). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2019. The Basic Match allocation is based on the participant’s salary deferral contribution and eligible compensation.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) after tax contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC’s Roth 401(k) match contributions are made on a pre-tax basis and will be taxable to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC’s performance may also be made. CSC’s Profit Contribution, if any, is made in full or by installments in the subsequent year, at the Board of Directors’ discretion. A participant must be an eligible employee on the last workday of the year to receive a Profit Contribution for that Plan year, have compensation not exceeding a dollar amount specified by the Board of Directors, and have completed a minimum number of hours of service (not to exceed 1,000 hours) specified by the Board of Directors. However, if a participant terminates employment during the year due to death, retirement, or disability as defined in the Plan, the participant is eligible to receive the Profit Contribution for that Plan year, if made. The Profit Contribution allocation is based on eligible compensation while an employee during the Plan year, if made. No Profit Contribution was made by CSC in 2019.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, the Basic Match, the Profit Contribution, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be accumulated from the participant’s vested account.

Investment Options

Participants have the option of investing in the index mutual funds according to an investment strategy developed through Schwab Retirement PlannerTM or on their own. Schwab Retirement Planner integrates independent, third-party advice from Morningstar Investment Management, LLC, and personal factors, such as participants’ current 401(k) plan account balance, savings rate, and expected retirement age to create a personalized investment strategy.

As of December 31, 2019, participants had 15 core investment options, which included mutual funds that cover stocks and bonds, common stock funds of CSC, and a money market fund.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

The Plan also offers a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the core investment options. Participants are responsible for paying trading fees and commissions, when applicable, in their PCRAs. PCRA investments are regulated by ERISA and Plan policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of the lower of: 50 percent of their 401(k) account balances, or $50,000 reduced by their highest outstanding loan balance for the preceding 12 months. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant’s account and bears interest at a rate equal to the prime rate at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting

Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Vesting of the discretionary Profit Contribution is dependent upon the participants’ number of years of service: 1 Year of Service – 0%; 2 Years of Service – 25%; 3 Years of Service – 50%; and 4 Years of Service – 100%. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including death, disability, or retirement. If a terminated participant’s vested balance does not exceed $1,000, distribution will only be paid to the participant in a lump-sum upon termination with no option to postpone payment. For vested amounts of $1,000 or more participants may elect different distribution options as defined by the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. Once distributed to the participant, the hardship distribution cannot be deposited back into the participant’s account. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. (CS&Co) brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC’s common stock through investment in CSC’s unitized stock funds.

Forfeitures

Participants forfeit any nonvested portion of any discretionary Profit Contribution upon termination of employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. Participants must also forfeit any portion of a Basic Match associated with a salary deferral contribution that is in excess of the IRC 401(k) deferral limit. Forfeitures of any discretionary Profit Contributions or Basic Match arising during the plan year are generally used to reduce the amount of the employer contribution for that year. During 2019, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses

The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Termination of the Plan

CSC has the right under the Plan document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants’ account balances will become fully vested and account balances shall be paid in accordance with the Plan terms.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from those estimates.

Risks and Uncertainties

The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

The Plan’s investments are generally stated at fair value. Fair value in relation to the Plan is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of CSC. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management’s judgment about the assumptions market participants would use in pricing the security. Where inputs used to measure fair value of a security are from different levels of the hierarchy, the security is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy for the Plan includes three levels based on the objectivity of the inputs as follows:

•	Level 1 inputs are quoted prices in active markets as of the measurement date for identical securities that CSC has the ability to access.

•
Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, and inputs other than quoted prices that are observable for the security such as, interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

•	Level 3 inputs are unobservable inputs for the security, and include situations where there is little, if any, market activity for the security.

Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2019 or 2018.

CSC’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds, and the money market fund are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statement of changes in net assets available for benefits.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts. Participant loans are considered delinquent upon becoming 90 days past due as to interest or principal.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have withdrawn from the Plan, but have not yet been paid, were $2,290,988 and $915,262 at December 31, 2019 and 2018, respectively.

Administrative Expenses

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan record keeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation and online transactions, can result in additional administrative expenses. The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds and other revenue to CS&Co from record keeping and related services are used to offset administrative fees. The remaining administrative fees associated with the Plan are paid by CSC.

3.     Party in Interest Transactions

The party in interest transactions described below are covered by exemptions from the prohibited transaction provisions of ERISA and the IRC. CSC, the Plan Sponsor as defined in ERISA 3(16)(B), provides services to the Plan through its separate but affiliated companies and subsidiaries. CS&Co serves as the Named Fiduciary and Plan Administrator as defined in ERISA 3(16)(A) under the Plan. CS&Co also provides brokerage products and services, including a PCRA. Schwab Retirement Plan Services, Inc. provides recordkeeping and related services to the Plan. CSC’s principal banking entity, Charles Schwab Bank, SSB (CSB), provides the Plan with trust and custody services and deposit products. Effective January 1, 2020, CSB transitioned these trust and custody services to Charles Schwab Trust Bank. Charles Schwab Investment Management, Inc., provides investment management services to proprietary funds offered as investment options in the Plan.

At December 31, 2019 and 2018, the Plan held 10,955,365 and 11,913,917 shares, respectively, of CSC common stock. The dividend income earned on the CSC common stock held by the Plan was $7,761,705 for the year ended December 31, 2019.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

4.     Fair Value Measurements

For a description of the fair value hierarchy and the Plan’s fair value methodologies, see Note 2.

The following tables present the fair value hierarchy for the Plan’s investments measured at fair value:

				Balance at
December 31, 2019	Level 1	Level 2	Level 3	Fair Value
Investments:
Mutual funds	$2,671,073,671	$—	$—	$2,671,073,671
Self-directed brokerage accounts	956,683,048	20,157,694	—	976,840,742
Common stock funds of The Charles Schwab Corporation	523,357,683	—	—	523,357,683
Money market fund	141,322,552	—	—	141,322,552
Total investments at fair value	$4,292,436,954	$20,157,694	$—	$4,312,594,648

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December 31, 2018
Investments:
Mutual funds	$2,122,965,309	$—	$—	$2,122,965,309
Self-directed brokerage accounts	747,994,839	19,859,514	—	767,854,353
Common stock funds of The Charles Schwab Corporation	498,330,001	—	—	498,330,001
Savings cash account	139,193,695	—	—	139,193,695
Total investments at fair value	$3,508,483,844	$19,859,514	$—	$3,528,343,358

5.     Tax Status

The Internal Revenue Service (IRS) informed CSC in a favorable determination letter dated October 12, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

6.     Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:
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December 31,	2019	2018
Net assets available for benefits per the financial statements	$4,374,545,752	$3,586,057,520
Amounts allocated to withdrawing participants	(2,290,988)	(915,262)
Net assets available for benefits per the Form 5500	$4,372,254,764	$3,585,142,258

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2019:
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Benefits paid to participants per the financial statements	$306,101,983

Add: Amounts allocated to withdrawing participants at December 31, 2019	2,290,988

Less: Amounts allocated to withdrawing participants at December 31, 2018	(915,262)
Benefits paid to participants per Form 5500	$307,477,709

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2019, but not yet paid as of that date.

7.     Subsequent Event

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security, or CARES, Act was passed into law. The CARES Act provides immediate and temporary relief for plan participants with respect to their distributions and loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document.

******

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

(EIN: 94–3025021; PN 002)

FORM 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
December 31, 2019

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(a)	(b)	(c)	(d)	(e)
		Shares or		Current
	Identity of Issue	Par Value	Cost (1)	Value
	Common Stock Funds of The Charles Schwab Corporation:
*	Schwab 401(k) Equity Unit Fund	6,799,409		$325,305,011
*	Schwab ESOP Equity Unit Fund	4,155,956		198,052,672
	Total common stock funds of The Charles Schwab Corporation	10,955,365		523,357,683

	Mutual Funds:
	Vanguard Total Bond Market Index Fund	61,038,763		674,478,329
**	Schwab 1000 Index Fund®	9,043,412		643,438,787
**	Schwab Fundamental US Small Company Index Fund	20,008,217		281,715,699
	Fidelity Small-Cap Index Fund	9,804,725		206,193,374
**	Schwab International Index Fund®	8,944,140		185,322,577
**	Schwab Fundamental US Large Company Index Fund	10,301,534		183,367,308
**	Schwab Treasury Inflation Protected Securities Index Fund	11,269,738		126,897,250
	Vanguard Emerging Markets Stock Index Fund	3,498,787		98,315,916
	Vanguard REIT Index Fund	4,541,467		92,509,677
**	Schwab Fundamental International Small Company Index Fund	5,978,247		77,537,867
**	Schwab Fundamental International Large Company Index Fund	6,135,197		55,339,478
**	Schwab Fundamental Emerging Markets Large Company Index Fund	4,842,720		45,957,409
	Total mutual funds			2,671,073,671

	Self-directed brokerage accounts			976,840,742

	Cash Equivalent:
	Vanguard Treasury Money Market Fund			141,322,552

*	Participant Notes Receivable:
	6,727 loans with interest rates ranging from 4.25% to 9.25% maturing through 2025			61,163,727

	Total			$4,373,758,375

(1)	Cost information is not required as investments are participant-directed.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

(EIN: 94–3025021; PN 002)

FORM 5500, Schedule H, Part IV, Line 4j—
Schedule of Reportable Transactions
For the Year Ended December 31, 2019

(a)	(b)			(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Aggregate Transactions					Current value of assets on transaction date(s)
Identity of party involved	Description of asset		Number of transactions	Purchase price	Selling price	Lease rental	Expense incurred	Cost of asset		Net gain or (loss)
Purchases:
The Charles Schwab Corporation	Schwab 1000 Index Fund®	Purchase	1	$699,419,075	N/A	—	—	$699,419,075	$699,419,075	$—
The Charles Schwab Corporation	Schwab 1000 Index Fund	Purchases	235	80,193,142	N/A	—	—	80,193,142	80,193,142	—
The Charles Schwab Corporation	Schwab 1000 Index Fund	Total	236	$779,612,217	N/A	—	—	$779,612,217	$779,612,217	$—

Fidelity Investments	Fidelity Small-Cap Index Fund	Purchase	1	$328,677,049	N/A	—	—	$328,677,049	$328,677,049	$—
Fidelity Investments	Fidelity Small-Cap Index Fund	Purchases	141	25,755,326	N/A	—	—	25,755,326	25,755,326	—
Fidelity Investments	Fidelity Small-Cap Index Fund	Total	142	$354,432,375	N/A	—	—	$354,432,375	$354,432,375	$—

The Charles Schwab Corporation	Schwab Fundamental US Small Company Index Fund	Total Purchases	261	$211,416,323	N/A	—	—	$211,416,323	$211,416,323	$—
The Vanguard Group	Vanguard Treasury Money Market Fund	Total Purchases	144	$189,245,711	N/A	—	—	$189,245,711	$189,245,711	$—
The Vanguard Group	Vanguard Total Bond Market Index Fund	Total Purchases	271	$181,487,487	N/A	—	—	$181,487,487	$181,487,487	$—

Sales:
The Charles Schwab Corporation	Schwab S&P 500 Index Fund	Sale	1	N/A	$290,554,910	—	—	$234,171,417	$290,554,910	$56,383,493
The Charles Schwab Corporation	Schwab S&P 500 Index Fund	Sales	118	N/A	25,699,274	—	—	20,945,644	25,699,274	4,753,630
The Charles Schwab Corporation	Schwab S&P 500 Index Fund	Total	119	N/A	$316,254,184	—	—	$255,117,061	$316,254,184	$61,137,123

The Vanguard Group	Vanguard Value Index Fund	Sale	1	N/A	$226,443,854	—	—	$198,373,468	$226,443,854	$28,070,386
The Vanguard Group	Vanguard Value Index Fund	Sales	118	N/A	27,429,765	—	—	24,404,940	27,429,765	3,024,825
The Vanguard Group	Vanguard Value Index Fund	Total	119	N/A	$253,873,619	—	—	$222,778,408	$253,873,619	$31,095,211

The Vanguard Group	Vanguard Growth Index Fund	Sale	1	N/A	$182,380,095	—	—	$134,328,078	$182,380,095	$48,052,017
The Vanguard Group	Vanguard Growth Index Fund	Sales	118	N/A	27,645,443	—	—	21,044,057	27,645,443	6,601,386
The Vanguard Group	Vanguard Growth Index Fund	Total	119	N/A	$210,025,538	—	—	$155,372,135	$210,025,538	$54,653,403

The Vanguard Group	Vanguard Small-Cap Value Index Fund	Total Sales	119	N/A	$190,923,392	—	—	$170,619,886	$190,923,392	$20,303,506
N/A Not applicable.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Exhibit Index

The following exhibit is filed as part of this Annual Report on Form 11-K.

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:	June 11, 2020	/s/ David Callahan
David Callahan
Senior Vice President –
Human Resources Compensation and Benefits
on behalf of Charles Schwab & Co. Inc.,
the Plan Administrator